Exhibit 4.1

Amended and Restated Share Repurchase Program (Class C Common Stock)
The Corporation’s shares of Class C common stock (the “Shares”) are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list the Shares. In order to provide the Corporation’s stockholders with some liquidity, this Share Repurchase Program (the “Program”) has been adopted to enable stockholders to sell their shares to the Corporation in limited circumstances. Stockholders may present for repurchase all or a portion of their Shares to the Corporation in accordance with the procedures outlined in this Program. Shares must be held for 90 days after they have been issued to the applicable stockholder before the Corporation will accept requests for repurchase. Upon such presentation, the Corporation may, subject to the conditions and limitations described below, repurchase the Shares presented for cash to the extent there are sufficient funds available for the repurchase. No fees will be paid to the Advisor or its affiliates to complete any transactions under the Program.
Repurchase Price
The prices at which Shares will be repurchased are as follows:

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For those Shares held by the stockholder for less than one year, 97% of the most recently published net asset value (“NAV“) per Share or in the absence of a published NAV per share, $9.86 per Share (which is equal to 97% of the $10.16 per share price in the Corporation’s current offering);

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For those Shares held by the stockholder for at least one year but less than two years, 98% of the most recently published NAV per Share or in the absence of a published NAV per Share, $9.96 per share (which is equal to 98% of the $10.16 per Share price in the current offering);

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For those Shares held by the stockholder for at least two years but less than three years, 99% of the most recently published NAV per Share or in the absence of a published NAV per share, $10.06 per Share (which is equal to 99% of the $10.16 per Share price in the current offering); and

•	For those Shares held by the stockholders for at least three years, 100% of the most recently published NAV per Share.
However, at any time we are engaged in an offering of shares, the price at which we will repurchase shares will never be greater than the applicable per-share offering price.
For purposes of determining the time period a stockholder has held each Share, the time period begins as of the date the stockholder acquired the Share. As described above, the Shares owned by a stockholder may be repurchased at different prices depending on how long the stockholder has held each Share submitted for repurchase, provided the stockholder has held the shares for at least 90 days.
The NAV and NAV per Share will be determined annually in January of each year as of December 31 of the prior year. In addition, the NAV may be updated at any time between annual calculations of NAV to reflect significant events that have been determined to have had a material impact on NAV.
NAV per Share will be published as follows:
(a)    in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the U.S. Securities and Exchange Commission (the “SEC”), or
(b)    in a separate written notice to the stockholders; and
(c)    during any primary offering stage, the NAV information will be set forth in a Prospectus Supplement or Post-Effective Amendment, as required under federal securities laws; and
(d)    information about the NAV per Share will be posted on the Corporation’s website (such information may be provided by means of a link to our public filings on the SEC’s website, www.sec.gov) and on the Corporation’s toll-free information line: (1-855-742-4862); and
(e)    in the event that NAV and NAV per Share change during any given year, the new NAV per Share will be announced no later than ten (10) business days prior to the second-to-last business day of the month in which such adjustment occurs.
Limitations on Repurchase
The Corporation may, but is not required to, use available cash not otherwise dedicated to a particular use to pay the repurchase price, including cash proceeds generated from the distribution reinvestment plan, securities offerings, operating cash flow not intended for distributions, borrowings and capital transactions, such as asset sales or refinancings.
In addition, the Corporation may not repurchase shares in an amount that would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.
Additional limitations on Share repurchases under the Program are as follows:
The Program will be subject to the following limitations on the number of Shares that may be repurchased:

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Repurchases per month will be limited to no more than 2% of our most recently determined aggregate NAV, which is currently intended to be calculated on an annual basis as of December 31 of each year, and for any calendar quarter to no more than 5% of the most recently determined aggregate NAV, which means the Corporation will be permitted to repurchase Shares with a value of up to an aggregate limit of approximately 20% of aggregate NAV in any 12-month period.

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The foregoing repurchase limitations will be based on “net repurchases” during a quarter or month, as applicable. The term “net repurchases” means the excess of Share repurchases (capital outflows) over the proceeds from the sale of Shares (capital inflows) for a given period. Thus, for any given calendar quarter or month, the maximum amount of repurchases during that quarter or month will be equal to (1) 5% or 2% (as applicable) of the most recently determined aggregate NAV, plus (2) proceeds from sales of new shares in the current offering (including purchases pursuant to our distribution reinvestment plan) since the beginning of a current calendar quarter or month, less (3) repurchase proceeds paid since the beginning of the current calendar quarter or month.

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Alternatively, the Board may choose whether the 5% quarterly limit will be applied to “gross repurchases,” meaning that amounts paid to repurchase Shares would not be netted against capital inflows. If repurchases for a given quarter are measured on a gross basis rather than on a net basis, the 5% quarterly limit could limit the amount of shares redeemed in a given quarter despite the Corporation receiving a net capital inflow for that quarter.

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In order for the Board to change the basis of repurchases from net to gross, or vice versa, the Corporation will provide notice to stockholders (i) in a Prospectus Supplement or current or periodic report filed with the SEC; and (ii) in a press release or on our website, at least ten (10) days before the first business day of the quarter for which the new test will apply. The determination to measure repurchases on a gross basis, or vice versa, will only be made for an entire quarter, and not particular months within a quarter.

Procedures for Repurchase
Qualifying stockholders who desire to have their Shares repurchased must give notice as provided on their personal on-line dashboard at www.RichUncles.com. All requests for repurchase must be received by the Advisor at least two (2) business days prior to the end of a month. Shares repurchase requests may be withdrawn, provided they are received by the Advisor at least two (2) business days prior to the end of a month. Shares will be repurchased on the 3rd business day after the end of a month in which a request for repurchase was received and not withdrawn.
Any determination to repurchase less Shares than requested during any month due to the lack of sufficient funds shall be disclosed to the Corporation’s current and prospective stockholders.
In the event that some but not all of the Shares submitted are repurchased in a given period, Shares submitted for repurchase during such period will be repurchased on a pro rata basis. If, in each of the first two (2) months of a quarter, the 2% monthly repurchase limit is reached and repurchases are reduced pro rata for such months, then in the third and final month of that quarter, the applicable limit for such month will be less than 2% of NAV because repurchases for that month, combined with repurchases for the two previous months, cannot exceed 5% of aggregate NAV.
All unsatisfied repurchase requests must be resubmitted at the start of the next month or quarter, or upon the recommencement of the Program (in the event of its suspension), as applicable, to be eligible for repurchase in a later month.
Amendment, Suspension or Termination of Program and Notice
The Board may amend, suspend or terminate the Program without approval of holders of Shares upon 30 days’ notice, if the Board believes such action is in the best interests of stockholders and the Corporation, including because Share repurchases place an undue burden on our liquidity, adversely affect our operations, adversely affect stockholders whose shares are not repurchased, or if the Board determines that the funds otherwise available to fund our Share repurchases are needed for other purposes. In addition, the Board may amend, suspend or terminate the Program due to changes in law or regulation, or if the Board becomes aware of undisclosed material information that it believes should be publicly disclosed before shares are repurchased. Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the stock repurchase program, will be promptly disclosed (i) in a Prospectus Supplement (or Post-Effective Amendment), or (ii) in a current or periodic report filed with SEC; and (iii) on the Corporation’s website.